

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Kinney L. McGraw
Chief Executive Officer
Midnight Gaming Corporation
1900 E. Golf Road, Suite 950
Schaumburg, Illinois 60173

> **Re: Midnight Gaming Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 2, 2022**
> **File No. 333-266245**

Dear Mr. McGraw:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed September 2, 2022

Executive Compensation, page 24

1. We reissue prior comment 1. Please update your executive compensation disclosure for the fiscal year ended December 31, 2021. See Item 402(m) of Regulation S-K.

Consent of Independent Registered Public Accounting Firm, page F-13

2. Your independent registered public accounting firm refers to its report dated August 31, 2022 on its limited review of your financial statements as of June 30, 2022 and June 30, 2021. However, it does not appear that any such report is included in your registration statement. Please remove this consent.

Financial Statements for the Six Months Ended June 30, 2022 and June 30, 2021
Statement of Changes in Stockholders' Equity/Deficit for the Period of January 1, 2022 to June 30, 2022, page F-16

3.   The ending balance reflected in this statement is as of March 31, 2022. Revise to present the ending balance as of June 30, 2022.

Note 4: Note Payable - Non-Related Party, page F-20

4.   Your disclosure indicates that you have two notes payable outstanding, each in the amount of $100,000. However, the Notes Payable balance reflected on your balance sheet as of June 30, 2022 is $393,000. Revise your disclosure to clarify the terms of all of the notes payable included in this balance as of June 30, 2022.

Item 16. Exhibits and Financial Statement Schedules
Exhibit 23.1, page II-1

5.   Please have your Independent Registered Public Accounting Firm update the date of its consent as it relates to its audit report on your financial statements for the years ended December 31, 2021 and 2020. That is, the date of May 27, 2022 should be updated since an extended period of time has passed since your last filing.

    You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology